Exhibit 4
English translation of the amendments to the Extraordinary Variable Compensation Plan adopted by the Nomination and Compensation Committee of the Board at a meeting held on December 18, 2008:
4.6.1.	Should company shares be transferred to one or more third parties within the framework of a takeover bid at a price that is above market value, it is understood that, if this were to occur, all shareholders including minority shareholders, are to receive a premium.

In this case, and subject to approval by the Board of Directors on the basis of the proposal of the Nomination and Compensation Committee, the beneficiaries will be entitled to payment, following liquidation of the takeover bid, of the maximum amount that they would have received under the protection of the Plan in the case of having remained in the company until 30/6/2012.

4.6.2.	If transfer of the shares currently held by the majority shareholder occurs by any means other than that described above, with the resulting change in control, six months after the date of this transfer the beneficiaries will be entitled to receive the portion corresponding to the number of whole fiscal years that have elapsed since the beginning of the Plan.

From that time on, depending on the interests of the new majority shareholder, the Plan will continue to proceed under the terms agreed upon or pursuant to the new objectives that may be agreed upon by the executive management team and the new majority shareholder.